Simpson Thacher & Bartlett llp
2475 hanover street palo alto, ca 94304
telephone: +1-650-251-5000 facsimile: +1-650-251-5002
Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com July 2, 2021

Beverly Singleton

Martin James

Erin Purnell

Geoffrey Kruczek
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Snap One Holdings Corp. – Amendment No. 2 to Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Snap One Holdings Corp. (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission the following supplemental information in order to facilitate the Staff’s review of the Company’s registration statement on Form S-1 (CIK No. 0001856430) (the “Registration Statement”) originally submitted on a confidential basis by the Company to the Staff on April 20, 2021, and as revised and submitted on May 21, 2021 (“Draft Registration Statement Amendment No. 1”) and on June 17, 2021 (“Draft Registration Statement Amendment No. 2”). The Company has revised the Registration Statement in response to the Staff’s comment in its letter, dated June 22, 2021, relating to the Draft Registration Statement Amendment No. 2 (the “comment letter”), and to otherwise update its disclosure.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the revised Registration Statement. Unless otherwise defined below, terms defined in the revised Registration Statement and used below shall have the meanings given to them in the revised Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

Dividend Policy, page 60

1.	We note you expect to pay a cash dividend to the Investor prior to the closing of this offering, the proceeds of which will be used to pay certain pre-IPO owners cash payments in lieu of their participation in the tax receivable agreement. Please expand your supplemental pro forma earnings (loss) per share data on page 12 for the most recent fiscal year end and subsequent interim period, to also give effect to the number of shares whose proceeds would be used to pay the dividend. Include a separate footnote to the table to explain this presentation and your computation. Refer to SAB Topic 1.B(3). In addition, if the distribution amount would be significant to total stockholders' equity as of the most recent balance sheet date, please provide a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) alongside the historical balance sheet at page F-39 in the filing along with an explanatory footnote.

The Company has revised its disclosure on page 12 of the Registration Statement in response to the Staff’s comment regarding pro forma earnings (loss) per share data. The cash distribution amount will be approximately 2 – 3% of total stockholders' equity. The Company concluded the distribution amount will not be significant to total stockholders’ equity as of the most recent balance sheet date and that additional disclosure is not otherwise required.

Dilution, page 63

2.	We note that the selling stockholders will only participate in the offering if the underwriters exercise the over-allotment option. Please ensure that your disclosure in this section and throughout the prospectus makes this clear.

The Company has revised its disclosure on the cover page and pages 57, 62 and 146 of the Registration Statement in response to the Staff’s comment.

Exhibit Index

Exhibit 3.1, page II-4

3.	Please revise Article XI of paragraph (B) to state, as noted on page 52, that the provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act.

The Company has revised Article XI of paragraph (B) in Exhibit 3.1 to the Registration Statement in response to the Staff’s comment.

Exhibit 5.1, page II-4

4.	Please have counsel provide an opinion with respect to the Selling Stockholder Shares. In addition, please have counsel remove the assumption that the charter has been filed with the Secretary of State for the State of Delaware. Counsel should not assume that the registrant has taken corporate actions necessary to authorize the issuance of the securities. Refer to Section II.A.3.a. of Staff Legal Bulletin No. 19 for more information.

Counsel has revised its Exhibit 5.1 opinion to the Registration Statement in response to the Staff’s comment.

* * * * * * *

Please call me (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

cc:	John Heyman, Chief Executive Officer, JD Ellis, Chief Legal Officer Snap One Holdings Corp. Rick Kline, Drew Capurro Latham & Watkins, LLP